Exhibit 99.4

SCHEDULE "C"
FORM OF BAYTEX SUPPORT AGREEMENT
June ________, 2018
To the Undersigned Shareholder of Baytex Energy Corp.
Dear Sir / Madame:

Re:	Agreement Respecting the Plan of Arrangement involving Baytex Energy Corp. and Raging River Exploration Inc.
Reference is made to the arrangement agreement dated on or about June 17, 2018 (the "Arrangement Agreement") between Baytex Energy Corp. ("Baytex") and Raging River Exploration Inc. ("Raging River") pursuant to which, among other things, Baytex has agreed to directly or indirectly purchase all of the issued and outstanding common shares in the capital of Raging River ("Raging River Shares") (including all of the Raging River Shares issued upon the exercise or surrender of the outstanding options to acquire Raging River Shares granted under the incentive stock option plans of Raging River and upon the vesting of the outstanding restricted awards and performance awards under the restricted and performance award plan of Raging River) for the consideration set forth in the Arrangement Agreement and the Plan of Arrangement. Capitalized words and phrases used by not defined herein shall have the meaning ascribed to them in the Arrangement Agreement.
Under the requirements of the Toronto Stock Exchange, the Baytex Shareholders are required to approve the issuance of the Baytex Shares to holders of Raging River Shares (the "Issuance Resolution").
We understand that you (the "Shareholder") beneficially own or exercise control or direction over, directly or indirectly, the number of Baytex Shares, Baytex Performance Awards and Baytex Restricted Awards set forth in the execution page of this letter agreement.
Any references in this letter agreement to Baytex Shares owned by the Shareholder shall mean such number of Baytex Shares owned by the Shareholder as at the date hereof and, where the context requires, shall include all Baytex Shares issued to the Shareholder after the date hereof pursuant to the settlement and vesting of the Baytex Performance Awards and Baytex Restricted held by each Shareholder or otherwise acquired.
This letter agreement sets forth the agreement between Raging River and the Shareholder that the Shareholder agrees to vote the following Shareholder's Baytex Shares in favour of the Issuance Resolution (and in favour of any other actions or resolution required in furtherance of completing the Arrangement) at any meeting of the Baytex Shareholders, however called, for the purpose of approving the Issuance Resolution and any matters related to the Arrangement and any adjournment or postponement thereof (the "Meeting"): (i) all of the Baytex Shares beneficially owned by the Shareholder, or over which the Shareholder exercises direction and control, directly or indirectly, in his or her personal capacity, which are set forth in the execution page of this letter agreement; and (ii) any and all other Baytex Shares hereafter acquired or controlled by the Shareholder in his or her personal capacity either directly or indirectly before the date of the Meeting; ((i), and (ii), are collectively referred to as the "Shareholder's Baytex Shares"), and to otherwise support the Arrangement, subject to the terms and conditions of this letter agreement.
The Shareholder acknowledges and agrees that the completion of the Arrangement is subject to various conditions as set forth in the Arrangement Agreement, which conditions are for the exclusive benefit of

Baytex and/or Raging River, which Baytex and/or Raging River has the right, in its sole discretion, to waive in whole or in part, or to rely on in connection with termination of the Arrangement Agreement and this letter agreement and their respective obligations to complete the Arrangement. Further, the Shareholder acknowledges and agrees that the Arrangement Agreement may be amended or amended and restated and any such amendment or amendment and restatement shall not in any way affect the obligations of the Shareholder hereunder. By executing this letter agreement, the Shareholder understands and acknowledges that Raging River is entering into the Arrangement Agreement in reliance on the Shareholder's execution and delivery of this letter agreement and the terms contained herein, and in consideration for Raging River entering into the Arrangement Agreement with Baytex, each of Raging River and the Shareholder hereby agrees to be bound by the terms set forth herein.

1.	Covenants of the Shareholder
For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the terms and conditions hereof, from the date hereof until the termination of this letter agreement in accordance with Section 5, the Shareholder hereby covenants and agrees, as follows:

(a)
irrevocably to vote (or cause to be voted), and provide evidence hereof to Raging River, in writing if voting by proxy, within five days prior to the Meeting, all of the Shareholder's Baytex Shares in favour of the Issuance Resolution and all other resolutions approving the Arrangement or necessary for the consummation of the Arrangement, if any, as contemplated by the Arrangement Agreement, and any actions required in furtherance of the actions contemplated thereby at the Meeting and not withdraw any proxies or change the vote thereof;

(b)
to vote (or to cause to be voted) all of the Shareholder's Baytex Shares at any meeting of Shareholders of Baytex against any resolution or transaction which would in any manner, frustrate, prevent, delay or nullify the Issuance Resolution, the Arrangement or any of the other transactions contemplated by the Arrangement Agreement;

(c)
except to the extent permitted hereunder, not take any action of any kind which would cause any of its representations or warranties in this letter agreement to become untrue or which may in any way materially adversely affect the success of the Arrangement or the completion of the Arrangement;

(d)
promptly notify Raging River upon any of the Shareholder's representations or warranties in this letter agreement becoming untrue or incorrect in any material respect during the period commencing on the date hereof and expiring at the earlier of the Effective Time and the termination of this letter agreement in accordance with Section 5 hereof, and for the purpose of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);

(e)
not to grant or agree to grant any proxy or other right to vote any of the Shareholder's Baytex Shares (other than as permitted under subsections 1(a) and 1(b) hereof and to grant or agree to grant a proxy to vote at any regularly held annual meeting of Baytex with respect to matters that do not affect the Arrangement), or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of Shareholders or give consents or approval of any kind as to any of the Shareholder's Baytex Shares (other than in connection with the performance by the Securityholder of its obligations hereunder);

(f)
except to the extent permitted hereunder, not to take any action, directly or indirectly, which may reasonably be expected to adversely affect, delay, hinder, upset or challenge the successful completion of the Arrangement;

(g)
to execute and deliver, or cause to be executed and delivered, such additional or further consents, documents or other instruments as Raging River may reasonably request for the purpose of effectively carrying out the matters contemplated by this letter agreement; and

(h)	subject to Section 15, it shall use its reasonable commercial efforts to cause Baytex to perform its obligations under the Arrangement Agreement, to the extent that it is in within his or her power.

2.	Non-Solicitation
The Shareholder agrees that it will not directly or indirectly:

(a)
solicit, assist, initiate or knowingly facilitate or encourage or take any action to solicit or knowingly facilitate, initiate, entertain or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, including, without limitation, by way of furnishing information or access to properties, facilities or books and records; or

(b)
enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to the business, properties, operations, or conditions (financial or otherwise) of Baytex in connection with, or performance of an Acquisition Proposal or otherwise cooperate in any way with, or assist or knowingly participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing.

3.	Representations and Warranties
The Shareholder represents and warrants to Raging River that:

(a)
the Shareholder is duly authorized and has the authority to execute and deliver this letter agreement and carry out the transactions contemplated hereby and this letter agreement is a valid and binding agreement enforceable against the Shareholder in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other applicable laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered;

(b)
neither the execution of this letter agreement by the Shareholder nor the completion by the Shareholder of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder will be a party or by which it will be bound at the time of such completion;

(c)	the Shareholder is the beneficial owner of or exercises control and direction, directly or indirectly, over the number of Baytex Shares, Baytex Performance Awards and Baytex

Restricted Awards set forth in the execution page of this letter agreement and the foregoing Baytex Shares, Baytex Performance Awards and Baytex Restricted Awards are the only securities in the capital of Baytex (or securities convertible, exchanged or exercisable into Securities of Baytex) beneficially owned by the Shareholder or over which he, she or it exercises control or direction;

(d)
other than pursuant to this letter agreement, the Baytex Shares owned or controlled by the Shareholder are not subject to any shareholder agreements, voting trust or similar agreements or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholder agreement, voting trust or other agreement affecting such Baytex Shares or any interest therein or right thereto, including, without limitation, the voting of any such securities;

(e)
other than pursuant to this letter agreement, the Shareholder has not previously granted or agreed to grant any proxy or any other right to vote any of the Shareholder's Baytex Shares in respect of any meeting of Shareholders of Baytex that is currently in force, and has not entered into a voting trust, vote pooling or other agreement with respect to his, her or its right to vote, call meetings of Shareholders of Baytex or give consents or approvals of any kind as to the Shareholder's Baytex Shares;

(f)
there are no legal proceedings currently in progress or pending before any governmental entity or, to the Shareholder's knowledge, threatened against the Shareholder or any of such Shareholder's affiliates that would materially adversely affect in any manner the ability of the Shareholder to enter into this letter agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Shareholder 's Baytex Shares, and there is no current and enforceable judgment, decree or order against the Shareholder that would adversely affect in any manner the ability of the Shareholder to enter into this letter agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Shareholder 's Baytex Shares; and

(g)
no authorization, consent or approval from, or filing, registration, declaration or qualification with, or before, or giving notice to, any person is required to be obtained, given or made for the execution and delivery by the Shareholder of this letter agreement, the performance of the terms hereof by the Shareholder or the consummation of the transactions contemplated hereby by the Shareholder, except for those which have been (or will be with respect to consummation) duly and unconditionally obtained and are (or will be with respect to consummation) in full force and effect.

The foregoing representations and warranties shall be true and correct on the date hereof and on the Effective Date.

4.	Expenses
Raging River and the Shareholder agree to pay their own respective expenses incurred in connection with this letter agreement.

5.	Termination
It is understood and agreed that the respective rights and obligations hereunder of Raging River and the Shareholder shall cease and this letter agreement shall terminate on the earlier of: (a) the Effective Time;

(b) the date on which this letter agreement is terminated by the mutual written agreement of the parties hereto; or (c) the date on which the Arrangement Agreement is terminated in accordance with its terms.
In the event of termination of this letter agreement, this letter agreement shall forthwith be of no further force and effect, except for Sections 4, 7, 8, 11, 12 and 14 and this Section 5 which provisions shall survive the termination of this letter agreement and there shall be no liability on the part of either the Shareholder or Raging River or any of its affiliates or associates, except to the extent that either such party is in default of its obligations herein contained.

6.	Future Amendments
To the extent that the Arrangement Agreement is amended, modified, restated, replaced or superseded from time to time, all references herein to the Arrangement Agreement shall be to the Arrangement Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time, and all references to particular sections of the Arrangement Agreement shall be deemed to be references to the analogous provision in the Arrangement Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time.

7.	Assignment
Except as expressly set forth herein, no party to this letter agreement may assign any of its rights or obligations under this letter agreement without the prior written consent of the other party except that Raging River may assign its rights and obligations under this letter agreement to any of its affiliates, to the extent permitted by the Arrangement Agreement, provided such affiliate executes and delivers a counterpart to this letter agreement pursuant to which it agrees to be bound by the terms of this letter agreement as if it were the company being acquired pursuant to the Arrangement, but no such assignment shall relieve Raging River of its obligations hereunder.

8.	Disclosure
Prior to the first public disclosure of the existence and terms and conditions of this letter agreement by Baytex or Raging River or an affiliate thereof, the Shareholder shall not disclose the existence of this letter agreement or any details hereof or the possibility of the Arrangement being effected to any person other than (i) the Shareholder's advisors (provided that the Shareholder's advisors shall be required to comply with the foregoing disclosure obligations and the Shareholder agrees to be responsible for any breach of such disclosure obligations by any of the Shareholder's advisors); and (ii) Baytex and its directors, officers and advisors, without the prior written consent of Raging River, except to the extent required by applicable law, stock exchange rules or policies of regulating authorities having jurisdiction which Raging River after reasonable notice will not consent to, and any disclosure by the Shareholder after the first public disclosure of the existence and terms and conditions of this letter agreement by Baytex or Raging River or an affiliate thereof shall be permitted only to the extent that any such information disclosed by the Shareholder has already been publicly disclosed by one of these parties other than the Shareholder. Notwithstanding anything contained herein or elsewhere, the existence and terms and conditions of this letter agreement may be disclosed by Baytex and Raging River in any press release issued in connection with the execution of the Arrangement Agreement or to the extent required by applicable law.

9.	Notices
All notices to be given to a party hereunder shall be in writing and delivered personally, by overnight courier, by facsimile or electronically, addressed, in the case of the Shareholder, to the address set forth in the signature page of the Shareholder set forth in this letter agreement, and in the case of Raging River at the following address:
Raging River Exploration Inc.
1700, 605 – 5th Avenue S.W.
Calgary, Alberta T2P 3H5

Attention:    Jerry Sapieha, Chief Financial Officer
Facsimile:    (403) 387-2951
Email:        jsapieha@rrexploration.com
with a copy to:
Burnet, Duckworth & Palmer LLP
2400, 525 – 8th Avenue S.W.
Calgary, Alberta, T2P 1G1
Attention:     Edward (Ted) Brown
Facsimile:     (403) 260-0332
Email:        ebb@bdplaw.com

10.	Further Assurances
The Shareholder shall from time to time and at all times hereafter at the request of Raging River but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this letter agreement.

11.	Enurement
This letter agreement will be binding upon and enure to the benefit of Raging River, the Shareholder and their respective executors, administrators, successors and permitted assigns.

12.	Applicable Law
This letter agreement shall be governed and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

13.	Severability
If any provision of this letter agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof and each such provision is deemed to be separate and distinct.

14.	Enforcement
The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction, this being in addition to any other remedy to which such party is entitled at law or in equity.

15.	No Limit on Fiduciary Duty
Nothing contained in this letter agreement will restrict, limit or prohibit the Shareholder from exercising in his or her capacity as a director or officer his or her fiduciary duties to Baytex under applicable law or require the Shareholder in his or her capacity as a director or officer (if applicable) of Baytex, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of the board of directors of Raging River undertaken in the exercise of its fiduciary duties, in compliance with Section 3.4 of the Arrangement Agreement, provided that nothing in this Section 15 will be deemed to relieve the Shareholder from the Shareholder's obligations under any other provision of this letter agreement other than Sections 1 and 2 hereof to the extent that the actions taken by the Shareholder were taken solely in his or her capacity as a director or officer of Baytex and in accordance the foregoing.

16.	Entire Agreement

This letter agreement supersedes all prior agreements between the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This letter agreement may not be modified or waived, except expressly by an instrument in writing signed by all the parties hereto. No waiver of any provision hereof by any party shall be deemed a waiver by any other party nor shall any such waiver be deemed a continuing waiver of any matter by such party.

17.	Counterparts
This letter agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of facsimile or e-mail or electronic transmission.
This letter agreement shall be effective and enforceable in accordance with its terms effective as of the date that the Arrangement Agreement is executed by the parties thereto.

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If you are in agreement with the foregoing, please indicate your acceptance thereof by signing and returning this letter to Raging River.
Yours truly,

RAGING RIVER EXPLORATION INC.
Per:
Name: Title:

Signature of Shareholder:

Name of Shareholder:

Address of Shareholder:

Number of Baytex Shares beneficially owned by Shareholder or over which Shareholder exercises control:

Number of Baytex Restricted Awards held by Shareholder:

Number of Baytex Performance Awards held by Shareholder: